JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

June 3, 2025

Ms. Christina DiAngela Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Ms. Fettig:

You provided comments relating to the annual shareholder report filings on Form N-CSR (the “Shareholder Reports”) with respect to the Trust and its series, the Kingsbarn Dividend Opportunity ETF for the fiscal year ended October 31, 2024, and the Kingsbarn Tactical Bond ETF (each a “Fund” and collectively, the “Funds”) for the fiscal year ended November 30, 2024, as filed with the U.S. Securities and Exchange Commission on January 8, 2025 and February 6, 2025, respectively. This letter responds to these comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	Comment: Pursuant to Rule 6c-11(c)(1)(v), the website for the Funds should show the median bid ask spreads expressed as a percentage and not in dollar amounts.

Response: The Trust will cause the investment adviser to the Funds to revise and maintain the website in accordance with the applicable Rule 6c-11 requirements.

2.	Comment: In the Tailored Shareholder Reports for future filings, per Form N-1A, Item 27A(d), Instruction 15 regarding the availability of performance information, if the Funds provide updated performance information on their website, direct shareholders to where they can find this information.

Response: As applicable, the Funds will make sure future filings include the disclosure noted by your comment.

3.	Comment: In accordance with FASB ASC 946-205-50-16, the disclosure of ratios in the Financial Highlights for the Kingsbarn Tactical Bond ETF do not appear to reflect the proportionate share of expenses of the other funds in which the Fund invests.

Response: The Fund’s administrator inadvertently omitted the disclosure on the Financial Highlights noting that expense ratios do not include expenses of the investment companies in which the Fund invests. The administrator will take steps to ensure such disclosure is appropriately included in subsequent financial statements.

Ms. Christina DiAngela Fettig

U.S. Securities and Exchange Commission

June 3, 2025

4.	Comment: Confirm in a correspondence if the investment adviser to the Funds is current with payments to the Funds’ service providers under the unitary fee arrangement.

Response: The Trust’s administrator has confirmed that the investment adviser to the Funds is current with payments to the Funds’ services providers.

5.	Comment: For the Kingsbarn Dividend Opportunity ETF, please explain why this Fund did not have Item 11 completed for its N-CSR filing. The Staff notes that there was a meeting at the end of September for both Funds, and the Staff questions why there was no Investment Advisory Agreement disclosure reported for Kingsbarn Dividend Opportunity ETF when it was reported for the Kingsbarn Tactical Bond ETF.

Response: The Trust is unsure of the nature of the Staff’s comment. The Trust notes that the disclosure regarding the investment advisory agreement approval was contained in the financial report for each Fund. The Trust welcomes further discussion on this topic if it is something other than an oversight by the Staff.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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